PMU News Release #03-17 TSE, AMEX Symbol PMU December 24, 2003

KINROSS BLOCK SALE COMPLETED

Pacific Rim Mining Corp. is pleased to announce that they have been advised by GMP Securities Ltd., of Toronto, Canada that they have completed a block sale of 17,606,049 of the Company’s issued common shares, representing the entire Kinross shareholding (see PMU News Release #03-14 dated December 12, 2003). GMP Securities has advised that the majority of the shares were sold to institutional investors. Pacific Rim management also participated in the purchase. To the best of the Company’s knowledge there are no persons holding 10% or more of the Company’s stock.

“We are very pleased that the Kinross shareholding was placed primarily institutionally and the overhang in the market was cleared in a timely manner,” states Catherine McLeod-Seltzer, President. Tom Shrake, CEO states “The opportunity provided by the Kinross sale to increase the Company’s institutional shareholder base is a positive development as Pacific Rim pursues its corporate goals.”

About Pacific Rim Mining Corp.

Pacific Rim is a revenue-generating gold exploration company with operational and exploration assets in North, Central and South America. Pacific Rim utilizes the cash flow from its 49% interest in the Denton-Rawhide gold mine in Nevada to explore, define and advance its El Dorado and La Calera gold projects in El Salvador. Pacific Rim’s goal is to become a highly profitable, growth-oriented, intermediate-level gold producer that is environmentally and socially responsible.

On behalf of the board of directors, “Thomas C. Shrake” Thomas C. Shrake CEO	For further information call Toll Free: 1-888-775-7097 or (604) 689-1976, or visit www.pacrim-mining.com

Information set forth in this document may involve forward-looking statements. By their nature, forward-looking statements are subject to numerous risks and uncertainties, some of which are beyond Pacific Rim’s control, including: the eventual fulfillment of the terms of the Aurora option agreement; results of current exploration activities; the results from future exploration opportunities; significant declines in metal prices; currency fluctuations; increases in production costs; differences in ore grades, recovery rates, and tonnes mined from those expected; changes in mining, or heap leaching rates from currently planned rates; general market and industry conditions; and other factors detailed in the Company’s filings with the U.S. securities and Exchange Commission.

Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. Pacific Rim’s actual results, programs and financial position could differ materially from those expressed in or implied by these forward-looking statement. Pacific Rim Mining Corp. disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The TSX and The AMEX have neither reviewed nor accept responsibility for the adequacy or accuracy of this release.